Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI” or the “Company”)

333 Bloor Street East, 10th Floor

Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

November 5, 2021

Item 3	News Release

A press release was issued and disseminated through Globe Newswire on November 5, 2021 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On November 5, 2021, the British Columbia Supreme Court (the “BCSC”) ruled the Consent Resolution (as defined below) that Mr. Edward Rogers, as Chair of the Rogers Control Trust (the “RCT”), submitted to the Company on October 22, 2021, was valid, effective, and binding on the Company as of the date it was signed, being October 22, 2021. On November 7, 2021, the Company announced that it will not appeal the decision.

Accordingly, the Board of Directors of the Company comprises the following individuals as of October 22, 2021: Jack Cockwell, Michael Cooper, Robert Dépatie, Ivan Fecan, Robert Gemmell, Alan Horn, Jan Innes, John Kerr, Philip Lind, Joe Natale, Edward Rogers, Melinda Rogers-Hixon, Martha Rogers and Loretta Rogers.

Item 5	Full Description of Material Change

On October 21, 2021, the RCT mailed a letter to the registered holders of RCI’s Class A Voting Shares (“Class A Shares”) enclosing a written resolution (the “Consent Resolution”) that provided for the removal of five of RCI’s independent directors (being John Clappison, David Peterson, Bonnie Brooks, Ellis Jacob and John A. MacDonald) and appointing five nominees of the RCT (being Michael Cooper, Jack Cockwell, Jan Innes, Ivan Fecan and John Kerr) to fill the resulting vacancies. A copy of the letter (including the Consent Resolution and certain information about the RCT’s nominees) is attached hereto as Schedule A.

On October 22, 2021, the Company received the executed Consent Resolution signed by or on behalf of the RCT and private Rogers family holding companies controlled by the RCT, representing approximately 97.5% of the outstanding Class A Shares. Following receipt of the executed Consent Resolution, the Company reviewed the Consent Resolution with its external legal counsel and determined the Consent Resolution was invalid.

On October 26, 2021 Edward Rogers, in his capacity as Chair of the RCT, filed a petition with the BCSC seeking, among other things, an order that the Consent Resolution was valid. The BCSC held a hearing on November 1, 2021.

On November 5, 2021, the BCSC ruled that the Consent Resolution was valid, effective, and binding on the Company as of the date it was signed, being October 22, 2021. On November 7, 2021, the Company announced that it would not appeal the decision.

Accordingly, the Board of Directors of the Company comprises the following individuals as of October 22, 2021: Jack Cockwell, Michael Cooper, Robert Dépatie, Ivan Fecan, Robert Gemmell, Alan Horn, Jan Innes, John Kerr, Philip Lind, Joe Natale, Edward Rogers, Melinda Rogers-Hixon, Martha Rogers and Loretta Rogers.

In addition, pursuant to a resolution of the Board of Directors of the Company dated October 24, 2021, Edward Rogers is the Chair of the Company.

As previously disclosed, voting control of RCI is held by the RCT for the benefit of successive generations of the Rogers family. The beneficiaries of the RCT are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board of Directors of the Company. The trustee of the RCT is the trust company subsidiary of a Canadian chartered bank.

As at October 21, 2021, private Rogers family holding companies controlled by the RCT owned approximately 97.5% of RCI’s outstanding Class A Shares and approximately 10% of RCI’s Class B Non-Voting Shares, or an aggregate of approximately 29% of the total shares outstanding. Only Class A Shares carry the right to vote in most circumstances. As a result, the RCT is able to elect all members of the Board of Directors of the Company and to control the vote on most matters submitted to a shareholder vote. The BCSC’s decision affirms that the RCT may pass an ordinary resolution of RCI’s shareholders (including to remove directors and elect their replacements) through a written consent resolution that complies with the Company’s articles and the British Columbia Business Corporations Act, without convening a general meeting of shareholders.

RCI’s Board of Directors is in the process of reviewing the recent changes to the composition of the Board, as well as the members of its standing committees. RCI plans to post the new committee membership on its website once the Board has made its determinations.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Lisa Damiani, Chief Legal and Regulatory Officer and Secretary at (416) 637-3749.

Item 9	Date of Report

November 15, 2021

Schedule “A”

(See attached)

October 21, 2021

RE: Resolution to Effect Change of Directors of Rogers Communications Inc.

Dear Shareholder:

You are receiving this letter as a registered holder (“Class A Shareholder”) of Class A voting shares (“Class A Shares”) of Rogers Communications Inc. (“RCI”).

The Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust (together, the “Control Trust”) together own 108,403,398 Class A Shares, representing approximately 97.5% of the issued and outstanding Class A Shares of RCI. The Control Trust Chair has responsibility as representative of the controlling shareholder of RCI. For additional information about the Control Trust and its governance structure, reference is made to RCI’s management information circular dated March 4, 2021 under the heading “Outstanding Shares and Main Shareholders”, a copy of which is available under RCI’s profile on SEDAR at www.sedar.com.

The Control Trust Chair is disappointed with recent events and commentary regarding the governance of RCI and has lost confidence in the Board of RCI as currently constituted. The Control Trust Chair believes the situation has become untenable and that it is in the best interests of RCI to reconstitute the Board.

To that end, the Control Trust Chair is proposing to remove John Clappison, David Peterson, Bonnie Brooks, Ellis Jacob, and John MacDonald as directors of RCI and to appoint Michael Cooper, Jack Cockwell, Jan Innes, Ivan Fecan, and John Kerr in their place and stead. The Control Trust Chair would like to thank John Clappison, David Peterson, Bonnie Brooks, Ellis Jacob, and John MacDonald for their long-standing service and contributions to the RCI board. The Control Trust Chair looks forward to welcoming Michael Cooper, Jack Cockwell, Jan Innes, Ivan Fecan, and John Kerr on the board of RCI, all of whom bring a depth of knowledge, skills and experience to RCI. Additional information about these proposed new directors is attached as Schedule A to this letter. Following such removals and appointments, the reconstituted Board of Directors of RCI will be as follows: Robert Dépatie, Robert Gemmell, Alan Horn, Philip Lind, Edward Rogers, Melinda Rogers-Hixon, Martha Rogers, Loretta Rogers, Joe Natale, Michael Cooper, Jack Cockwell, Jan Innes, Ivan Fecan, and John Kerr.

In accordance with the articles of RCI and the Business Corporations Act (British Columbia), the resolution attached as Schedule B to this letter (the “Resolution”) will give effect to this proposed change of directors after (i) such resolution has been submitted to all registered Class A Shareholders and (ii) it has been signed by Class A Shareholders representing at least 662/3rd% of the outstanding Class A Shares. The Control Trust Chair intends to cause the Resolution to be signed and delivered to RCI on or about October 22, 2021.

The purpose of this letter is to submit the Resolution to you in your capacity as a Class A Shareholder as required by the Business Corporations Act (British Columbia). As the Control Trust holds in excess of the requisite number of Class A Shares required to pass the Resolution and intends to cause the execution of the Resolution, you are not required to sign the Resolution or take any other action. However, although the Control Trust Chair is not asking you to do so,

Class A Shareholders who are registered shareholders (i.e., who hold a physical share certificate or hold their shares in an account directly with RCI’s transfer agent, AST Trust Company (Canada)) may also sign the Resolution and return it to: Computershare Investor Services Inc., P.O. Box 7021, 31 Adelaide St E, Toronto ON M5H 3H2, Attn: Corporate Actions, for your Class A Shares to be counted towards its approval.

Sincerely,

Edward Rogers, Rogers Control Trust Chair

Michael Cooper Chair, President & CEO, DREAM Asset Management Corp. Toronto, Ontario, Canada Age: 60 Independent

Mr. Michael J. Cooper is the President and Chief Responsible Officer of Dream Unlimited Corp. and founder of Dream Asset Management Corporation. He is also the Chair and Chief Executive Officer of Dream Office REIT. He has an extensive track record in the real estate industry dating back to 1986. He helped found Dream Asset Management Corporation in 1996 and continues to lead the business as President and Chief Responsible Officer. Under his leadership, the business has grown to approximately $12 billion of commercial real estate and residential development assets under management; in addition, Dream has also completed in excess of $35 billion of transactions. Among his accomplishments, Mr. Cooper is responsible for the formation of two TSX-listed real estate investment trusts: Dream Office REIT and Dream Industrial REIT and the formation of Dream Impact Trust, the first Canadian publicly traded impact fund. Mr. Cooper was also involved in the formation of Dream Global REIT, previously a TSX-listed real estate investment trust, the assets and subsidiaries of which were sold in 2019. He earned a Bachelor of Laws degree from the University of Western Ontario and a Master of Business Administration from York University. Mr. Cooper currently sits on the board of directors of Dream Unlimited Corp., Dream Office REIT, Dream Industrial REIT and E-L Financial Corporation Limited.

	Public Board Memberships	RCI Shares Beneficially Owned or Controlled

Current

EL Financial (2014-present)

Dream Unlimited Corp. (2013-present)

Dream Office REIT (2003-present)

Dream Industrial REIT (2012-present)

Past

Dream Global Real Estate Investment Trust (2011-2019)

None

Jack Cockwell, C.M. Former President & CEO, Brookfield Asset Management Inc. Toronto, Ontario, Canada Age: 80 Independent

Jack Cockwell has served as a director of Brookfield Asset Management Inc. since September 1979. A resident of Toronto, Ontario, Canada, Mr. Cockwell is Chair of Brookfield Partners Foundation, was one of the founders of Partners Limited in 1995. Since 1968, he has been associated with Brookfield in numerous capacities, including as Chief Executive Officer. Mr. Cockwell is a Heritage Governor of the Royal Ontario Museum, Chair of the Ryerson University Real Estate Advisory Committee, a member of its Board of Governors, and currently serves as its Vice-Chair.

Mr. Cockwell is committed to advancing youth education and environmental sustainability. He has served in a voluntary capacity on a number of community boards, notably as chair of the Royal Ontario Museum board of trustees, and has contributed generously to Trails Youth Initiatives, the Trans Canada Trail, Ryerson University and George Brown College, among other institutions. With conservation particularly close to his heart, he has guided the development of a wildlife reserve in central Ontario for nearly 30 years.

	Public Board Memberships	RCI Shares Beneficially Owned or Controlled

Current

Brookfield Asset Management Inc. (1979-Present)

Past

Norbord Inc. (1987-2021)

Clarios International LP (2019-2020)

Teck Resources Limited (2009-2017)

Brookfield Properties Corporation (1999-2014)

Astral Media Inc. (1997-2013)

Various boards from 1971-2004, including Placer Mining, Canadian Hunter, Noranda, Falconbridge, London Life, Canadian Arena Company, Continental Bank, and John Labatt

None

Jan Innes Former Vice-President, Communications, Rogers Communications Inc. Toronto, Ontario, Canada Age: 65 Independent

Jan Innes is a board director and public affairs specialist.

Ms. Innes spent most of her career at Rogers Communications, Canada’s largest communications and media company. She joined Rogers in 1995 as Vice President, Communications. In this role, Ms. Innes developed the strategic communications and issues management plan for the parent company. She held primary responsibility for the execution of all strategic communications and issues management for Rogers Communications, and oversaw communications activities across the group of companies.

In 2011, Ms. Innes assumed the newly-created role of Vice President, Government Relations for Rogers Communications. She provided oversight for all government activity at both the provincial and municipal level. In addition, she developed and executed the company’s corporate social responsibility plan as well as managing all corporate donations. Ms. Innes retired from Rogers in 2015.

Prior to joining Rogers, Ms. Innes was Vice President of Public Affairs at Unitel Communications Inc., Canada’s first long distance competitor. She was responsible for both internal and external communications as well as Government Relations. Ms. Innes played an integral role in the development of the company’s successful long-distance application to the Canadian Radio-television and Telecommunications Commission (CRTC).

Previously, Ms. Innes held senior political staff positions at both Queen’s Park in Toronto and Parliament Hill in Ottawa.

Ms. Innes is a native of Toronto. She currently sits on the Board of Directors of the Rogers Group of Funds and was a Board Director for Ports Toronto (the Billy Bishop Airport) for the past 9 years. In 2012, she was a member of the Premier’s Transition Advisory Team. Active in many community and charitable organizations, she has also served on the Boards of the Toronto International Film Festival, The Writers’ Trust of Canada and Bishop Strachan School and currently co-chairs Hot Docs 30 Committee for the Toronto documentary Cinema.

She holds a Bachelor of Arts (Honours) from the University of Toronto and in 2014, completed the Directors Education Program at the Rotman School of Management receiving the ICD.D designation.

	Public Board Memberships	RCI Shares Beneficially Owned or Controlled
	Current None Past Ports Toronto (Billy Bishop airport / Harbour Marina/ Toronto Port) (2010-2019)	961 Class B non-voting shares

Ivan Fecan Former President & CEO, CTVglobemedia Vancouver, British Columbia, Canada Age: 68 Independent

Ivan Fecan is a Canadian media executive, producer and philanthropist. Fecan was the president and CEO of Baton Broadcasting and its successor CTVglobemedia from 1996 to 2011, and CEO of the CTV Television Network from 1998 to 2011.

Fecan started his television career at Citytv in 1977, where he helped launch CityPulse News and became the News Director. In 1984, at the age of 31, Ivan was the vice-president of creative development for NBC, before returning to Canada to become director of television programming for CBC Television in 1987, rising to Vice President of English Television. Some of the shows that Fecan ushered in during his tenure at CBC include Degrassi High, Road to Avonlea, The Kids in the Hall, Royal Canadian Air Farce and This Hour Has 22 Minutes.

Fecan left CBC and joined Baton Broadcasting in January 1994 as senior group vice-president, and became executive vice-president and chief operating officer in January 1995. Fecan became president and CEO of Baton in 1996. Fecan built Baton into a cross-Canada broadcasting powerhouse by purchasing or launching CTV affiliates in nearly every major market in the country (thus enabling itself to be renamed CTV Inc.). In 1998, CTV launched Sportsnet with Rogers. The new CTV organization in 1999 purchased Netstar Communications, owners of TSN. This made CTV an important player in Canada’s cable television industry. As a condition of approval of buying TSN, the regulator ruled that CTV had to sell its interest in Sportsnet which then became Rogers Sportsnet.

In 2000, CTV was purchased by Bell Canada Enterprises. BCE immediately merged CTV with The Globe and Mail to form Bell Globemedia, later renamed CTVglobemedia, of which Fecan became president and CEO. During that period, Fecan formed a consortium with Rogers to successfully bid for the domestic coverage of the 2010 Vancouver Olympics. Although BCE sold its controlling interest in the company in 2006, it then bought out the company’s broadcasting assets entirely in 2011, at which point Fecan retired. He is now an investor and immediate past executive chair of Thunderbird Entertainment, which became a public company during his watch. He is also the producer and executive producer of the hit Canadian sitcom Kim’s Convenience.

Fecan has been on many corporate and non-profit boards, including The Art Gallery Of Ontario, Toronto General and Western Hospital Foundation, and Maple Leaf Sports and Entertainment.

	Public Board Memberships	RCI Shares Beneficially Owned or Controlled
	Current None Past Baton Broadcasting (1994-2000) Difference Capital (2013-2014) Thunderbird Entertainment Group (2013-2019)	None

John Jake Kerr Former Chair, President & CEO, Lingnum Ltd. Vancouver, British Columbia, Canada Age: 77 Independent

John (Jake) Custance Kerr, CM OBC is a Canadian executive. Prior to 2005, he was the Chair and CEO of Lignum Ltd., one of Canada’s largest privately held forest product companies. From 2008 to 2015, Jake was the owner and managing partner of Lignum Forest Products, LLP.

Jake is the majority owner and managing partner of Vancouver Professional

Baseball LLP. He acquired the Vancouver Canadians Baseball Club in 2005.

Born in Vancouver, British Columbia, Jake received a Bachelor of Arts degree from the University of British Columbia and an MBA from the University of California, Berkeley in 1967.

Jake served as a member of the Board of Directors of Bank of Nova Scotia from 1999 to 2014. He also served as Chairman of the Human Resources and Compensation Committee from 2009 to 2014.

Jake was awarded the Order of British Columbia in 1997 and in 2002 he was made a Member of the Order of Canada “for his ability to bring together diverse interests” and for having “served as Canada’s lead negotiator in international trade talks.” He is Chancellor Emeritus of Emily Carr University of Art + Design and Past Chair of the Vancouver Foundation.

Jake is currently the Chair of Mosaic Forest Management, a private company owned by pension funds BCIMC and PSP, and is a member of the Chief Executives Organization and Past Chairman of the International and BC chapter of the Young Presidents Organization.

	Public Board Memberships	RCI Shares Beneficially Owned or Controlled

Current

None

Past (various dates from 1985-2015)

Teck/Cominco

Pacific Forest Products (subsidiary of Canadian

Pacific)

Bombardier Inc

Trans Mountain Pipeline

Louisiana Pacific

Bank of British Columbia

Riverside Forest Products

BC Railway

933 Class B non-voting shares

Based on information provided to the Control Trust Chair by each respective new director above, all of such directors are independent of RCI.

Based on information provided to the Control Trust Chair by each respective new director, none of such directors: (a) is, at the date hereof, or has been within the previous ten (10) years, a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, at the date hereof, or has been within the previous ten (10) years, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has within the previous ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual.

Based on information provided to the Control Trust Chair by each respective new director above, none of such directors has been subject to: (a) any penalties or sanctions imposed by a courtrelating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director.

Schedule B

RESOLUTIONS OF THE HOLDERS

OF CLASS A VOTING SHARES

OF

ROGERS COMMUNICATIONS INC.

(the “Corporation”)

WHEREAS Rogers Control Trust, together with private Rogers family companies it controls, beneficially owns an aggregate of 108,403,398 Class A voting shares of the Corporation (“Class A Shares”), of which (i) CDS & Co. is the registered shareholder of 108,398,598 Class A Shares and (ii) Rogers Control Trust (through its trustee, The Bank of Nova Scotia Trust Company) is the registered shareholder of 4,800 Class A Shares, which collectively represent greater than 662/3rds of the issued and outstanding Class A Shares;

AND WHEREAS CDS & Co., Rogers Control Trust (through its trustee, The Bank of Nova Scotia Trust Company) and any other registered holder of Class A Shares who signs this resolution hereby consent in writing to the following resolutions to have the same force and effect as if such resolutions had been passed at a meeting of the shareholders of the Corporation:

IT IS RESOLVED THAT:

1.

The removal as directors of the Corporation of the following individuals listed in (a) to (e) below, effective as of the date this resolution has been executed by registered holders of Class A Shares representing at least 662/3rds of the issued and outstanding Class A Shares, is approved:

a.	John Clappison

b.	David Peterson

c.	Bonnie Brooks

d.	Ellis Jacob

e.	John MacDonald

2.

Immediately after giving effect to the foregoing resolution #1 and to fill the five vacancies created thereby, the following individuals listed in (a) to (e) below, having consented to act, be appointed as directors of the Corporation to hold office until the next annual meeting of the Corporation or until such directors sooner cease to hold office:

a.	Michael Cooper

b.	Jack Cockwell

c.	Jan Innes

d.	Ivan Fecan

e.	John Kerr

3.

After giving effect to the forgoing resolutions #1 and #2, the reconstituted board of directors of the Corporation shall be composed of the following individuals listed in (a) to (n) below and each such person is hereby confirmed to be a director of the Corporation:

a.	Robert Dépatie

b.	Robert Gemmell

c.	Alan Horn

d.	Philip Lind

e.	Edward Rogers

f.	Melinda Rogers-Hixon

g.	Martha Rogers

h.	Loretta Rogers

i.	Joe Natale

j.	Michael Cooper

k.	Jack Cockwell

l.	Jan Innes

m.	Ivan Fecan

n.	John Kerr

4.

These resolutions may be signed by the shareholders in as many counterparts as may be necessary, either by facsimile, portable document format (PDF), electronically or by original signature, and each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date this resolution becomes effective, being the date this resolution has been executed by registered holders of Class A Shares representing at least 662/3rds of the issued and outstanding Class A Shares.

[Signature page follows.]

DATED                                                  , 2021.

CDS & CO., on behalf of 108,398,598
Class A Shares

By:
Name:
Title:

By:
Name:
Title:

ROGERS CONTROL TRUST, c/o
BANK OF NOVA SCOTIA TRUST
COMPANY, on behalf of 4,800 Class A Shares

By:
Name:
Title:

By:
Name:
Title:

Any other registered holder of Class A Shares may also sign this resolution by completing the below, dating this page, and returning the resolution to Computershare Investor Services Inc., P.O. Box 7021, 31 Adelaide St E, Toronto ON M5H 3H2, Attn: Corporate Actions.

Name of registered holder of Class A Shares (must be identical to your name as shown on your share certificate or account statement with AST Trust Company (Canada):

Number of Class A Shares held and to be voted in support of this resolution:

Authorized Signature:

Print Name and Title (if applicable):